Exhibit 99.4

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between TILRAY, INC., a corporation existing under the laws of the State of Delaware, (“Tilray”) and each of the shareholders listed on Exhibit A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, APHRIA INC., a corporation existing under the laws of the Province of Ontario, (“Aphria”) is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Tilray pursuant to which Tilray and Aphria will agree to effect a plan of arrangement whereby Tilray will acquire all of the issued and outstanding Aphria Shares (the “Plan of Arrangement”);

WHEREAS, at the Effective Time, the Shareholder shall beneficially own certain Aphria Shares, as described more particularly on Exhibit A hereto (together with any additional Aphria Shares acquired after the date hereof pursuant to the Aphria Options, Aphria RSUs, Aphria DSUs and Aphria Warrants, the “Subject Shares”);

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement, Tilray has required the Shareholders to execute and deliver this Agreement and make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1               All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2
COVENANTS OF THE SHAREHOLDER

2.1               The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement;

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(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing, other than as contemplated in the Arrangement Agreement;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Aphria’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Aphria in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Aphria in favour of the Arrangement Resolution;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Aphria Shareholders or the Tilray Resolutions by the Tilray Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any Dissent Rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Tilray would offer to acquire all the Aphria Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Tilray; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2               For greater certainty, any Aphria Shares or other securities of Aphria that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended) (the “Exchange Act”) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3               Notwithstanding any other provision of this Agreement, Tilray hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Aphria as a director or officer of Aphria and/or Aphria’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3
AGREEMENT TO VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION

3.1               The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Aphria Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of Aphria with respect to the Arrangement Resolution) (i) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Aphria Meeting in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Aphria in the Aphria Circular;

(e)	to appoint Tilray and any designee of Tilray, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Aphria Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Aphria Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2               The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3               For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Aphria, (c) any amendment to Aphria’s charter or organizational documents, (d) any material change in the capitalization of Aphria or Aphria’s corporate structure or in any material terms of any security of Aphria, or otherwise obligating Aphria to grant any security, or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1               The Shareholder represents, warrants and, where applicable, covenants to Tilray as follows, and acknowledges that Tilray is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Tilray against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Tilray or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Tilray, Aphria or any of their respective affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5
REPRESENTATIONS AND WARRANTIES OF TILRAY

5.1               Tilray represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Tilray has been duly formed and is validly existing under the laws of the State of Delaware, United States and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Tilray of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Tilray and no other corporate proceedings on the part of Tilray are necessary to authorize the execution and delivery by it of this Agreement or the completion by Tilray of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Tilray and constitutes the legal, valid and binding obligation of Tilray enforceable against it in accordance with its terms.

Article 6
TERMINATION

6.1               This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Aphria mutually agree to terminate this Agreement, or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms.

Article 7
DISCLOSURE

7.1               The Shareholder (i) consents to the details of this Agreement being set out in the Aphria Circular and the Tilray Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Aphria and Tilray of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Aphria or Tilray reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Aphria and Tilray any information either may reasonably require for the preparation of any such disclosure documents, including the Aphria Circular and the Tilray Proxy Statement and (iv) agrees to promptly notify Aphria and Tilray of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8
GENERAL

8.1               This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2               The Shareholder and Aphria shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3               This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4               Time shall be of the essence of this Agreement.

8.5               Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

1100 Maughan Road
Nanaimo, British Columbia

Attention:	Dara Redler
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:
Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

Attention:	Kathleen Keilty
Email:	kathleen.keilty@blakes.com

and to:

Cooley LLP

3175 Hanover Street
Palo Alto, CA 94304-1130

Attention:	Steve Tonsfeldt
Email:	stonsfeldt@cooley.com

(b)	if to Aphria:

1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9

Attention:	Christelle Gedeon, Chief Legal Officer
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas
25th Floor
New York, NY 10020

Attention:	Christopher P. Giordano / Jon Venick
Email:	christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000
100 King Street West, PO Box 367
Toronto, ON M5X 1E2
Attention:	Russel W. Drew
Email:	russel.drew@dlapiper.com

and to

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre
333 Bay Street, Suite 2400
Toronto, ON M5H 2T6
Attention:	Bradley Freelan / Alex Nikolic
Email:	bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

To the address set forth on Schedule A attached hereto,

or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6               This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7               Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8               If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9               This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

8.10           The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11           This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

TILRAY, INC.

By:	(Signed) Brendan Kennedy
	Name:	Brendan Kennedy
	Title:	Chief Executive Officer

(Signed) Jodi Butts
Jodi Butts

Exhibit A
LIST OF SHAREHOLDERS

and

OWNERSHIP OF APHRIA SUBJECT SHARES

Name and Address	Subject Shares beneficially owned	Registered Holder if different from beneficial owner	Total number of Subject Shares owned or controlled
Jodi Butts [REDACTED]	Aphria DSUs: [REDACTED]		Aphria DSUs: [REDACTED]

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VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between TILRAY, INC., a corporation existing under the laws of the State of Delaware, (“Tilray”) and each of the shareholders listed on Exhibit A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, APHRIA INC., a corporation existing under the laws of the Province of Ontario, (“Aphria”) is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Tilray pursuant to which Tilray and Aphria will agree to effect a plan of arrangement whereby Tilray will acquire all of the issued and outstanding Aphria Shares (the “Plan of Arrangement”);

WHEREAS, at the Effective Time, the Shareholder shall beneficially own certain Aphria Shares, as described more particularly on Exhibit A hereto (together with any additional Aphria Shares acquired after the date hereof pursuant to the Aphria Options, Aphria RSUs, Aphria DSUs and Aphria Warrants, the “Subject Shares”);

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement, Tilray has required the Shareholders to execute and deliver this Agreement and make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1               All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2
COVENANTS OF THE SHAREHOLDER

2.1               The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement;

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(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing, other than as contemplated in the Arrangement Agreement;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Aphria’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Aphria in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Aphria in favour of the Arrangement Resolution;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Aphria Shareholders or the Tilray Resolutions by the Tilray Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any Dissent Rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Tilray would offer to acquire all the Aphria Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Tilray; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2               For greater certainty, any Aphria Shares or other securities of Aphria that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended) (the “Exchange Act”) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3               Notwithstanding any other provision of this Agreement, Tilray hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Aphria as a director or officer of Aphria and/or Aphria’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3
AGREEMENT TO VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION

3.1               The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Aphria Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of Aphria with respect to the Arrangement Resolution) (i) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Aphria Meeting in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Aphria in the Aphria Circular;

(e)	to appoint Tilray and any designee of Tilray, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Aphria Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Aphria Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2               The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3               For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Aphria, (c) any amendment to Aphria’s charter or organizational documents, (d) any material change in the capitalization of Aphria or Aphria’s corporate structure or in any material terms of any security of Aphria, or otherwise obligating Aphria to grant any security, or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1               The Shareholder represents, warrants and, where applicable, covenants to Tilray as follows, and acknowledges that Tilray is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Tilray against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Tilray or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Tilray, Aphria or any of their respective affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5
REPRESENTATIONS AND WARRANTIES OF TILRAY

5.1               Tilray represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Tilray has been duly formed and is validly existing under the laws of the State of Delaware, United States and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Tilray of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Tilray and no other corporate proceedings on the part of Tilray are necessary to authorize the execution and delivery by it of this Agreement or the completion by Tilray of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Tilray and constitutes the legal, valid and binding obligation of Tilray enforceable against it in accordance with its terms.

Article 6
TERMINATION

6.1               This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Aphria mutually agree to terminate this Agreement, or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms.

Article 7
DISCLOSURE

7.1               The Shareholder (i) consents to the details of this Agreement being set out in the Aphria Circular and the Tilray Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Aphria and Tilray of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Aphria or Tilray reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Aphria and Tilray any information either may reasonably require for the preparation of any such disclosure documents, including the Aphria Circular and the Tilray Proxy Statement and (iv) agrees to promptly notify Aphria and Tilray of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8
GENERAL

8.1               This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2               The Shareholder and Aphria shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3               This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4               Time shall be of the essence of this Agreement.

8.5               Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

Attention:	Dara Redler
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

Attention:	Kathleen Keilty
Email:	kathleen.keilty@blakes.com

and to:

Cooley LLP

3175 Hanover Street
Palo Alto, CA 94304-1130

Attention:	Steve Tonsfeldt
Email:	stonsfeldt@cooley.com

(b)	if to Aphria:

1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9

Attention: Christelle Gedeon, Chief Legal Officer
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas
25th Floor
New York, NY 10020

Attention:	Christopher P. Giordano / Jon Venick
Email:	christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000
100 King Street West, PO Box 367
Toronto, ON M5X 1E2
Attention:	Russel W. Drew
Email:	russel.drew@dlapiper.com

and to

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre
333 Bay Street, Suite 2400
Toronto, ON M5H 2T6
Attention:	Bradley Freelan / Alex Nikolic
Email:	bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

              To the address set forth on Schedule A attached hereto.

or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6              This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7               Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8               If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9              This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

8.10            The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11            This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

TILRAY, INC.

By:	(Signed) Brendan Kennedy
Name: Brendan Kennedy Title: Chief Executive Officer

(Signed) Denise Menikheim Faltischek
Denise Menikheim Faltischek

Exhibit A
LIST OF SHAREHOLDERS

and

OWNERSHIP OF APHRIA SUBJECT SHARES

Name and Address	Subject Shares beneficially owned	Registered Holder if different from beneficial owner	Total number of Subject Shares owned or controlled
Denise Menikheim Faltischek [REDACTED]	Aphria Options: [REDACTED] Aphria RSUs: [REDACTED]	[REDACTED]	Aphria Options: [REDACTED] Aphria RSUs: [REDACTED]

1

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between TILRAY, INC., a corporation existing under the laws of the State of Delaware, (“Tilray”) and each of the shareholders listed on Exhibit A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, APHRIA INC., a corporation existing under the laws of the Province of Ontario, (“Aphria”) is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Tilray pursuant to which Tilray and Aphria will agree to effect a plan of arrangement whereby Tilray will acquire all of the issued and outstanding Aphria Shares (the “Plan of Arrangement”);

WHEREAS, at the Effective Time, the Shareholder shall beneficially own certain Aphria Shares, as described more particularly on Exhibit A hereto (together with any additional Aphria Shares acquired after the date hereof pursuant to the Aphria Options, Aphria RSUs, Aphria DSUs and Aphria Warrants, the “Subject Shares”);

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement, Tilray has required the Shareholders to execute and deliver this Agreement and make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1             All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2
COVENANTS OF THE SHAREHOLDER

2.1             The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement;

1

(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing, other than as contemplated in the Arrangement Agreement;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Aphria’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Aphria in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Aphria in favour of the Arrangement Resolution;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Aphria Shareholders or the Tilray Resolutions by the Tilray Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any Dissent Rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Tilray would offer to acquire all the Aphria Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Tilray; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2               For greater certainty, any Aphria Shares or other securities of Aphria that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended) (the “Exchange Act”) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3             Notwithstanding any other provision of this Agreement, Tilray hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Aphria as a director or officer of Aphria and/or Aphria’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3
AGREEMENT TO VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION

3.1             The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Aphria Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of Aphria with respect to the Arrangement Resolution) (i) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Aphria Meeting in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Aphria in the Aphria Circular;

(e)	to appoint Tilray and any designee of Tilray, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Aphria Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Aphria Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2               The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3               For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Aphria, (c) any amendment to Aphria’s charter or organizational documents, (d) any material change in the capitalization of Aphria or Aphria’s corporate structure or in any material terms of any security of Aphria, or otherwise obligating Aphria to grant any security, or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1            The Shareholder represents, warrants and, where applicable, covenants to Tilray as follows, and acknowledges that Tilray is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Tilray against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Tilray or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Tilray, Aphria or any of their respective affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5
REPRESENTATIONS AND WARRANTIES OF TILRAY

5.1               Tilray represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Tilray has been duly formed and is validly existing under the laws of the State of Delaware, United States and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Tilray of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Tilray and no other corporate proceedings on the part of Tilray are necessary to authorize the execution and delivery by it of this Agreement or the completion by Tilray of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Tilray and constitutes the legal, valid and binding obligation of Tilray enforceable against it in accordance with its terms.

Article 6
TERMINATION

6.1             This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Aphria mutually agree to terminate this Agreement, or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms.

Article 7
DISCLOSURE

7.1             The Shareholder (i) consents to the details of this Agreement being set out in the Aphria Circular and the Tilray Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Aphria and Tilray of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Aphria or Tilray reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Aphria and Tilray any information either may reasonably require for the preparation of any such disclosure documents, including the Aphria Circular and the Tilray Proxy Statement and (iv) agrees to promptly notify Aphria and Tilray of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8
GENERAL

8.1             This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2             The Shareholder and Aphria shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3             This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4              Time shall be of the essence of this Agreement.

8.5             Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

Attention:	Dara Redler
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

Attention:	Kathleen Keilty
Email:	kathleen.keilty@blakes.com

and to:

Cooley LLP

3175 Hanover Street
Palo Alto, CA 94304-1130

Attention:	Steve Tonsfeldt
Email:	stonsfeldt@cooley.com

(b)	if to Aphria:

1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9

Attention:	Christelle Gedeon, Chief Legal Officer
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

25th Floor

New York, NY 10020

Attention:	Christopher P. Giordano / Jon Venick
Email:	christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000

100 King Street West, PO Box 367

Toronto, ON M5X 1E2

Attention:	Russel W. Drew
Email:	russel.drew@dlapiper.com

and to

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre

333 Bay Street, Suite 2400

Toronto, ON M5H 2T6

Attention:	Bradley Freelan / Alex Nikolic
Email:	bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

To the address set forth on Schedule A attached hereto.

or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6             This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7              Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8             If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9            This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

8.10           The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11           This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

TILRAY, INC.
By:	(Signed) Brendan Kennedy
Name: Brendan Kennedy Title: Chief Executive Officer

(Signed) Christelle Gedeon
Christelle Gedeon

Exhibit A
LIST OF SHAREHOLDERS

and

OWNERSHIP OF APHRIA SUBJECT SHARES

Name and Address	Subject Shares beneficially owned	Registered Holder if different from beneficial owner	Total number of Subject Shares owned or controlled
Christelle Gedeon [REDACTED]	Aphria Options: [REDACTED] Aphria RSUs: [REDACTED]		Aphria Options: [REDACTED] Aphria RSUs: [REDACTED]

1

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between TILRAY, INC., a corporation existing under the laws of the State of Delaware, (“Tilray”) and each of the shareholders listed on Exhibit A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, APHRIA INC., a corporation existing under the laws of the Province of Ontario, (“Aphria”) is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Tilray pursuant to which Tilray and Aphria will agree to effect a plan of arrangement whereby Tilray will acquire all of the issued and outstanding Aphria Shares (the “Plan of Arrangement”);

WHEREAS, at the Effective Time, the Shareholder shall beneficially own certain Aphria Shares, as described more particularly on Exhibit A hereto (together with any additional Aphria Shares acquired after the date hereof pursuant to the Aphria Options, Aphria RSUs, Aphria DSUs and Aphria Warrants, the “Subject Shares”);

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement, Tilray has required the Shareholders to execute and deliver this Agreement and make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1           All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2
COVENANTS OF THE SHAREHOLDER

2.1           The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement;

1

(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing, other than as contemplated in the Arrangement Agreement;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Aphria’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Aphria in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Aphria in favour of the Arrangement Resolution;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Aphria Shareholders or the Tilray Resolutions by the Tilray Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any Dissent Rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Tilray would offer to acquire all the Aphria Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Tilray; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2           For greater certainty, any Aphria Shares or other securities of Aphria that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended) (the “Exchange Act”) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3           Notwithstanding any other provision of this Agreement, Tilray hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Aphria as a director or officer of Aphria and/or Aphria’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3
AGREEMENT TO VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION

3.1           The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Aphria Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of Aphria with respect to the Arrangement Resolution) (i) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Aphria Meeting in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Aphria in the Aphria Circular;

(e)	to appoint Tilray and any designee of Tilray, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Aphria Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Aphria Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2           The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3           For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Aphria, (c) any amendment to Aphria’s charter or organizational documents, (d) any material change in the capitalization of Aphria or Aphria’s corporate structure or in any material terms of any security of Aphria, or otherwise obligating Aphria to grant any security, or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1           The Shareholder represents, warrants and, where applicable, covenants to Tilray as follows, and acknowledges that Tilray is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Tilray against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Tilray or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Tilray, Aphria or any of their respective affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5
REPRESENTATIONS AND WARRANTIES OF TILRAY

5.1           Tilray represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Tilray has been duly formed and is validly existing under the laws of the State of Delaware, United States and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Tilray of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Tilray and no other corporate proceedings on the part of Tilray are necessary to authorize the execution and delivery by it of this Agreement or the completion by Tilray of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Tilray and constitutes the legal, valid and binding obligation of Tilray enforceable against it in accordance with its terms.

Article 6
TERMINATION

6.1           This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Aphria mutually agree to terminate this Agreement, or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms.

Article 7
DISCLOSURE

7.1           The Shareholder (i) consents to the details of this Agreement being set out in the Aphria Circular and the Tilray Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Aphria and Tilray of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Aphria or Tilray reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Aphria and Tilray any information either may reasonably require for the preparation of any such disclosure documents, including the Aphria Circular and the Tilray Proxy Statement and (iv) agrees to promptly notify Aphria and Tilray of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8
GENERAL

8.1           This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2           The Shareholder and Aphria shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3           This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4           Time shall be of the essence of this Agreement.

8.5           Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

	Attention:	Dara Redler
	Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

	Attention:	Kathleen Keilty
	Email:	kathleen.keilty@blakes.com

and to:

Cooley LLP

3175 Hanover Street
Palo Alto, CA 94304-1130

	Attention:	Steve Tonsfeldt
	Email:	stonsfeldt@cooley.com]

(b)	if to Aphria:

1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9

Attention:               Christelle Gedeon, Chief Legal Officer
Email:                     [REDACTED]

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

25th Floor

New York, NY 10020

Attention:               Christopher P. Giordano / Jon Venick

Email:                     christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000

100 King Street West, PO Box 367

Toronto, ON M5X 1E2

Attention:               Russel W. Drew

Email:                     russel.drew@dlapiper.com

and to

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre

333 Bay Street, Suite 2400

Toronto, ON M5H 2T6

Attention:               Bradley Freelan / Alex Nikolic

Email:                     bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

To the address set forth on Schedule A attached hereto.

or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6            This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7            Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8            If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9            This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

8.10           The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11           This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

TILRAY, INC.

By:	(Signed) Brendan Kennedy
Name: Brendan Kennedy
Title: Chief Executive Officer

(Signed) John M. Herhalt
John M. Herhalt

Exhibit A

LIST OF SHAREHOLDERS

and

OWNERSHIP OF APHRIA SUBJECT SHARES

Name and Address	Subject Shares beneficially owned	Registered Holder if different from beneficial owner	Total number of Subject Shares owned or controlled
John M. Herhalt [REDACTED]	Aphria DSUs: [REDACTED] Aphria RSUs: [REDACTED]		Aphria DSUs: [REDACTED] Aphria RSUs: [REDACTED]

1

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between TILRAY, INC., a corporation existing under the laws of the State of Delaware, (“Tilray”) and each of the shareholders listed on Exhibit A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, APHRIA INC., a corporation existing under the laws of the Province of Ontario, (“Aphria”) is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Tilray pursuant to which Tilray and Aphria will agree to effect a plan of arrangement whereby Tilray will acquire all of the issued and outstanding Aphria Shares (the “Plan of Arrangement”);

WHEREAS, at the Effective Time, the Shareholder shall beneficially own certain Aphria Shares, as described more particularly on Exhibit A hereto (together with any additional Aphria Shares acquired after the date hereof pursuant to the Aphria Options, Aphria RSUs, Aphria DSUs and Aphria Warrants, the “Subject Shares”);

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement, Tilray has required the Shareholders to execute and deliver this Agreement and make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1               All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2
COVENANTS OF THE SHAREHOLDER

2.1               The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement;

1

(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing, other than as contemplated in the Arrangement Agreement;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Aphria’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Aphria in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Aphria in favour of the Arrangement Resolution;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Aphria Shareholders or the Tilray Resolutions by the Tilray Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any Dissent Rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Tilray would offer to acquire all the Aphria Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Tilray; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2               For greater certainty, any Aphria Shares or other securities of Aphria that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended) (the “Exchange Act”) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3               Notwithstanding any other provision of this Agreement, Tilray hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Aphria as a director or officer of Aphria and/or Aphria’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3
AGREEMENT TO VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION

3.1               The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Aphria Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of Aphria with respect to the Arrangement Resolution) (i) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Aphria Meeting in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Aphria in the Aphria Circular;

(e)	to appoint Tilray and any designee of Tilray, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Aphria Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Aphria Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2               The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3               For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Aphria, (c) any amendment to Aphria’s charter or organizational documents, (d) any material change in the capitalization of Aphria or Aphria’s corporate structure or in any material terms of any security of Aphria, or otherwise obligating Aphria to grant any security, or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1               The Shareholder represents, warrants and, where applicable, covenants to Tilray as follows, and acknowledges that Tilray is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Tilray against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Tilray or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Tilray, Aphria or any of their respective affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5
REPRESENTATIONS AND WARRANTIES OF TILRAY

5.1               Tilray represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Tilray has been duly formed and is validly existing under the laws of the State of Delaware, United States and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Tilray of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Tilray and no other corporate proceedings on the part of Tilray are necessary to authorize the execution and delivery by it of this Agreement or the completion by Tilray of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Tilray and constitutes the legal, valid and binding obligation of Tilray enforceable against it in accordance with its terms.

Article 6
TERMINATION

6.1               This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Aphria mutually agree to terminate this Agreement, or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms.

Article 7
DISCLOSURE

7.1               The Shareholder (i) consents to the details of this Agreement being set out in the Aphria Circular and the Tilray Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Aphria and Tilray of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Aphria or Tilray reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Aphria and Tilray any information either may reasonably require for the preparation of any such disclosure documents, including the Aphria Circular and the Tilray Proxy Statement and (iv) agrees to promptly notify Aphria and Tilray of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8
GENERAL

8.1               This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2               The Shareholder and Aphria shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3               This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4               Time shall be of the essence of this Agreement.

8.5               Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

1100 Maughan Road
Nanaimo, British Columbia
Attention:	Dara Redler
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

Attention:	Kathleen Keilty
Email:	kathleen.keilty@blakes.com

and to:

Cooley LLP

3175 Hanover Street
Palo Alto, CA 94304-1130

Attention:	Steve Tonsfeldt
Email:	stonsfeldt@cooley.com

(b)	if to Aphria:

1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9

Attention:	Christelle Gedeon, Chief Legal Officer
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas
25th Floor
New York, NY 10020

Attention:	Christopher P. Giordano / Jon Venick
Email:	christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000
100 King Street West, PO Box 367
Toronto, ON M5X 1E2

Attention:	Russel W. Drew
Email:	russel.drew@dlapiper.com

and to

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre
333 Bay Street, Suite 2400
Toronto, ON M5H 2T6

Attention:	Bradley Freelan / Alex Nikolic
Email:	bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

To the address set forth on Schedule A attached hereto,

or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6             This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7             Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8             If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9             This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

8.10           The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11           This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

TILRAY, INC.

By:	(Signed) Brendan Kennedy
	Name:	Brendan Kennedy
	Title:	Chief Executive Officer

(Signed) David Hopkinson
David Hopkinson

Exhibit A
LIST OF SHAREHOLDERS

and

OWNERSHIP OF APHRIA SUBJECT SHARES

Name and Address	Subject Shares beneficially owned	Registered Holder if different from beneficial owner	Total number of Subject Shares owned or controlled
David Hopkinson [REDACTED]	Aphria DSUs: [REDACTED]		Aphria DSUs: [REDACTED]

1

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between TILRAY, INC., a corporation existing under the laws of the State of Delaware, (“Tilray”) and each of the shareholders listed on Exhibit A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, APHRIA INC., a corporation existing under the laws of the Province of Ontario, (“Aphria”) is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Tilray pursuant to which Tilray and Aphria will agree to effect a plan of arrangement whereby Tilray will acquire all of the issued and outstanding Aphria Shares (the “Plan of Arrangement”);

WHEREAS, at the Effective Time, the Shareholder shall beneficially own certain Aphria Shares, as described more particularly on Exhibit A hereto (together with any additional Aphria Shares acquired after the date hereof pursuant to the Aphria Options, Aphria RSUs, Aphria DSUs and Aphria Warrants, the “Subject Shares”);

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement, Tilray has required the Shareholders to execute and deliver this Agreement and make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1               All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2
COVENANTS OF THE SHAREHOLDER

2.1               The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement;

1

(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing, other than as contemplated in the Arrangement Agreement;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Aphria’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Aphria in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Aphria in favour of the Arrangement Resolution;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Aphria Shareholders or the Tilray Resolutions by the Tilray Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any Dissent Rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Tilray would offer to acquire all the Aphria Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Tilray; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2               For greater certainty, any Aphria Shares or other securities of Aphria that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended) (the “Exchange Act”) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3               Notwithstanding any other provision of this Agreement, Tilray hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Aphria as a director or officer of Aphria and/or Aphria’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3
AGREEMENT TO VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION

3.1               The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Aphria Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of Aphria with respect to the Arrangement Resolution) (i) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Aphria Meeting in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Aphria in the Aphria Circular;

(e)	to appoint Tilray and any designee of Tilray, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Aphria Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Aphria Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2               The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3               For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Aphria, (c) any amendment to Aphria’s charter or organizational documents, (d) any material change in the capitalization of Aphria or Aphria’s corporate structure or in any material terms of any security of Aphria, or otherwise obligating Aphria to grant any security, or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1               The Shareholder represents, warrants and, where applicable, covenants to Tilray as follows, and acknowledges that Tilray is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Tilray against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Tilray or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Tilray, Aphria or any of their respective affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5
REPRESENTATIONS AND WARRANTIES OF TILRAY

5.1               Tilray represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Tilray has been duly formed and is validly existing under the laws of the State of Delaware, United States and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Tilray of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Tilray and no other corporate proceedings on the part of Tilray are necessary to authorize the execution and delivery by it of this Agreement or the completion by Tilray of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Tilray and constitutes the legal, valid and binding obligation of Tilray enforceable against it in accordance with its terms.

Article 6
TERMINATION

6.1               This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Aphria mutually agree to terminate this Agreement, or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms.

Article 7
DISCLOSURE

7.1               The Shareholder (i) consents to the details of this Agreement being set out in the Aphria Circular and the Tilray Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Aphria and Tilray of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Aphria or Tilray reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Aphria and Tilray any information either may reasonably require for the preparation of any such disclosure documents, including the Aphria Circular and the Tilray Proxy Statement and (iv) agrees to promptly notify Aphria and Tilray of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8
GENERAL

8.1               This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2               The Shareholder and Aphria shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3               This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4               Time shall be of the essence of this Agreement.

8.5               Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

1100 Maughan Road

Nanaimo, British Columbia

Attention:	Dara Redler
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

Attention:	Kathleen Keilty
Email:	kathleen.keilty@blakes.com

and to:

Cooley LLP

3175 Hanover Street
Palo Alto, CA 94304-1130

Attention:	Steve Tonsfeldt
Email:	stonsfeldt@cooley.com

(b)	if to Aphria:

1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9

Attention:	Christelle Gedeon, Chief Legal Officer
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

25th Floor

New York, NY 10020

Attention:	Christopher P. Giordano / Jon Venick
Email:	christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000

100 King Street West, PO Box 367

Toronto, ON M5X 1E2

Attention:	Russel W. Drew
Email:	russel.drew@dlapiper.com

and to

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre

333 Bay Street, Suite 2400

Toronto, ON M5H 2T6

Attention:	Bradley Freelan / Alex Nikolic
Email:	bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

To the address set forth on Schedule A attached hereto,

or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6               This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7               Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8               If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9               This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

8.10           The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11           This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

TILRAY, INC.
By:	(Signed) Brendan Kennedy
Name: Brendan Kennedy Title: Chief Executive Officer

(Signed) Thomas Looney Thomas Looney

Exhibit A
LIST OF SHAREHOLDERS

and

OWNERSHIP OF APHRIA SUBJECT SHARES

Name and Address	Subject Shares beneficially owned	Registered Holder if different from beneficial owner	Total number of Subject Shares owned or controlled
Thomas Looney [REDACTED]	Aphria Shares: [REDACTED] Aphria DSUs: [REDACTED] Aphria RSUs: [REDACTED]		Aphria Shares: [REDACTED] Aphria DSUs: [REDACTED] Aphria RSUs: [REDACTED]

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between TILRAY, INC., a corporation existing under the laws of the State of Delaware, (“Tilray”) and each of the shareholders listed on Exhibit A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, APHRIA INC., a corporation existing under the laws of the Province of Ontario, (“Aphria”) is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Tilray pursuant to which Tilray and Aphria will agree to effect a plan of arrangement whereby Tilray will acquire all of the issued and outstanding Aphria Shares (the “Plan of Arrangement”);

WHEREAS, at the Effective Time, the Shareholder shall beneficially own certain Aphria Shares, as described more particularly on Exhibit A hereto (together with any additional Aphria Shares acquired after the date hereof pursuant to the Aphria Options, Aphria RSUs, Aphria DSUs and Aphria Warrants, the “Subject Shares”);

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement, Tilray has required the Shareholders to execute and deliver this Agreement and make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1               All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2
COVENANTS OF THE SHAREHOLDER

2.1               The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement;

2

(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing, other than as contemplated in the Arrangement Agreement;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Aphria’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Aphria in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Aphria in favour of the Arrangement Resolution;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Aphria Shareholders or the Tilray Resolutions by the Tilray Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any Dissent Rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Tilray would offer to acquire all the Aphria Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Tilray; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2               For greater certainty, any Aphria Shares or other securities of Aphria that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended) (the “Exchange Act”) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3               Notwithstanding any other provision of this Agreement, Tilray hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Aphria as a director or officer of Aphria and/or Aphria’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3
AGREEMENT TO VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION

3.1               The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Aphria Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of Aphria with respect to the Arrangement Resolution) (i) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Aphria Meeting in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Aphria in the Aphria Circular;

(e)	to appoint Tilray and any designee of Tilray, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Aphria Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Aphria Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2               The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3                For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Aphria, (c) any amendment to Aphria’s charter or organizational documents, (d) any material change in the capitalization of Aphria or Aphria’s corporate structure or in any material terms of any security of Aphria, or otherwise obligating Aphria to grant any security, or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1               The Shareholder represents, warrants and, where applicable, covenants to Tilray as follows, and acknowledges that Tilray is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Tilray against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Tilray or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Tilray, Aphria or any of their respective affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5
REPRESENTATIONS AND WARRANTIES OF TILRAY

5.1               Tilray represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Tilray has been duly formed and is validly existing under the laws of the State of Delaware, United States and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Tilray of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Tilray and no other corporate proceedings on the part of Tilray are necessary to authorize the execution and delivery by it of this Agreement or the completion by Tilray of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Tilray and constitutes the legal, valid and binding obligation of Tilray enforceable against it in accordance with its terms.

Article 6
TERMINATION

6.1               This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Aphria mutually agree to terminate this Agreement, or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms.

Article 7
DISCLOSURE

7.1               The Shareholder (i) consents to the details of this Agreement being set out in the Aphria Circular and the Tilray Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Aphria and Tilray of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Aphria or Tilray reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Aphria and Tilray any information either may reasonably require for the preparation of any such disclosure documents, including the Aphria Circular and the Tilray Proxy Statement and (iv) agrees to promptly notify Aphria and Tilray of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8
GENERAL

8.1               This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2               The Shareholder and Aphria shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3               This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4               Time shall be of the essence of this Agreement.

8.5               Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

1100 Maughan Road
Nanaimo, British Columbia

Attention:     Dara Redler
Email:          [REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

Attention:     Kathleen Keilty
Email:           kathleen.keilty@blakes.com

and to:

Cooley LLP

3175 Hanover Street
Palo Alto, CA 94304-1130

Attention:     Steve Tonsfeldt
Email:           stonsfeldt@cooley.com

(b)	if to Aphria:

1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9

Attention:     Christelle Gedeon, Chief Legal Officer
Email:           [REDACTED]

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

25th Floor

New York, NY 10020

Attention:     Christopher P. Giordano / Jon Venick

Email:           christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000

100 King Street West, PO Box 367

Toronto, ON M5X 1E2

Attention:     Russel W. Drew

Email:           russel.drew@dlapiper.com

and to

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre

333 Bay Street, Suite 2400

Toronto, ON M5H 2T6

Attention:     Bradley Freelan / Alex Nikolic

Email:           bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

To the address set forth on Schedule A attached hereto,or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

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8.6           This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7           Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8           If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9           This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

8.10         The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

TILRAY, INC.

By:	(Signed) Brendan Kennedy
	Name:	Brendan Kennedy
	Title:	Chief Executive Officer

(Signed) Tamara Macgregor
Tamara Macgregor

Exhibit A
LIST OF SHAREHOLDERS

and

OWNERSHIP OF APHRIA SUBJECT SHARES

Name and Address	Subject Shares beneficially owned	Registered Holder if different from beneficial owner	Total number of Subject Shares owned or controlled
Tamara Macgregor Toronto, Ontario, Canada	Aphria Options: [REDACTED] Aphria RSUs: [REDACTED]		Aphria Options: [REDACTED] Aphria RSUs: [REDACTED]

1

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between TILRAY, INC., a corporation existing under the laws of the State of Delaware, (“Tilray”) and each of the shareholders listed on Exhibit A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, APHRIA INC., a corporation existing under the laws of the Province of Ontario, (“Aphria”) is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Tilray pursuant to which Tilray and Aphria will agree to effect a plan of arrangement whereby Tilray will acquire all of the issued and outstanding Aphria Shares (the “Plan of Arrangement”);

WHEREAS, at the Effective Time, the Shareholder shall beneficially own certain Aphria Shares, as described more particularly on Exhibit A hereto (together with any additional Aphria Shares acquired after the date hereof pursuant to the Aphria Options, Aphria RSUs, Aphria DSUs and Aphria Warrants, the “Subject Shares”);

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement, Tilray has required the Shareholders to execute and deliver this Agreement and make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1               All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2
COVENANTS OF THE SHAREHOLDER

2.1               The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement;

1

(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing, other than as contemplated in the Arrangement Agreement;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Aphria’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Aphria in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Aphria in favour of the Arrangement Resolution;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Aphria Shareholders or the Tilray Resolutions by the Tilray Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any Dissent Rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Tilray would offer to acquire all the Aphria Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Tilray; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2               For greater certainty, any Aphria Shares or other securities of Aphria that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended) (the “Exchange Act”) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3               Notwithstanding any other provision of this Agreement, Tilray hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Aphria as a director or officer of Aphria and/or Aphria’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3
AGREEMENT TO VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION

3.1               The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Aphria Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of Aphria with respect to the Arrangement Resolution) (i) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Aphria Meeting in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Aphria in the Aphria Circular;

(e)	to appoint Tilray and any designee of Tilray, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Aphria Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Aphria Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2              The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3               For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Aphria, (c) any amendment to Aphria’s charter or organizational documents, (d) any material change in the capitalization of Aphria or Aphria’s corporate structure or in any material terms of any security of Aphria, or otherwise obligating Aphria to grant any security, or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1               The Shareholder represents, warrants and, where applicable, covenants to Tilray as follows, and acknowledges that Tilray is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Tilray against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Tilray or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Tilray, Aphria or any of their respective affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5
REPRESENTATIONS AND WARRANTIES OF TILRAY

5.1              Tilray represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Tilray has been duly formed and is validly existing under the laws of the State of Delaware, United States and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Tilray of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Tilray and no other corporate proceedings on the part of Tilray are necessary to authorize the execution and delivery by it of this Agreement or the completion by Tilray of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Tilray and constitutes the legal, valid and binding obligation of Tilray enforceable against it in accordance with its terms.

Article 6
TERMINATION

6.1               This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Aphria mutually agree to terminate this Agreement, or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms.

Article 7
DISCLOSURE

7.1               The Shareholder (i) consents to the details of this Agreement being set out in the Aphria Circular and the Tilray Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Aphria and Tilray of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Aphria or Tilray reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Aphria and Tilray any information either may reasonably require for the preparation of any such disclosure documents, including the Aphria Circular and the Tilray Proxy Statement and (iv) agrees to promptly notify Aphria and Tilray of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8
GENERAL

8.1               This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2               The Shareholder and Aphria shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3              This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4               Time shall be of the essence of this Agreement.

8.5               Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

1100 Maughan Road
Nanaimo, British Columbia

Attention:     Dara Redler
Email:           [REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

Attention:     Kathleen Keilty
Email:           kathleen.keilty@blakes.com

and to:

Cooley LLP

3175 Hanover Street
Palo Alto, CA 94304-1130

Attention:     Steve Tonsfeldt
Email:           stonsfeldt@cooley.com

(b)	if to Aphria:

1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9

Attention:          Christelle Gedeon, Chief Legal Officer
Email:                [REDACTED]

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

25th Floor

New York, NY 10020

Attention:             Christopher P. Giordano / Jon Venick

Email:                   christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000

100 King Street West, PO Box 367

Toronto, ON M5X 1E2

Attention:        Russel W. Drew

Email:              russel.drew@dlapiper.com

and to

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre

333 Bay Street, Suite 2400

Toronto, ON M5H 2T6

Attention:            Bradley Freelan / Alex Nikolic

Email:                  bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

To the address set forth on Schedule A attached hereto,

or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6               This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7               Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8               If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9               This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

8.10           The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11           This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

TILRAY, INC.
By:	(Signed) Brendan Kennedy
Name: Brendan Kennedy
Title: Chief Executive Officer

(Signed) James Meiers
James Meiers

Exhibit A
LIST OF SHAREHOLDERS

and

OWNERSHIP OF APHRIA SUBJECT SHARES

Name and Address	Subject Shares beneficially owned	Registered Holder if different from beneficial owner	Total number of Subject Shares owned or controlled
James Meiers [REDACTED]	Aphria Options: [REDACTED] Aphria RSUs: [REDACTED]	[REDACTED]	Aphria Options: [REDACTED] Aphria RSUs: [REDACTED]
Aphria RSUs: [REDACTED]

1

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between TILRAY, INC., a corporation existing under the laws of the State of Delaware, (“Tilray”) and each of the shareholders listed on Exhibit A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, APHRIA INC., a corporation existing under the laws of the Province of Ontario, (“Aphria”) is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Tilray pursuant to which Tilray and Aphria will agree to effect a plan of arrangement whereby Tilray will acquire all of the issued and outstanding Aphria Shares (the “Plan of Arrangement”);

WHEREAS, at the Effective Time, the Shareholder shall beneficially own certain Aphria Shares, as described more particularly on Exhibit A hereto (together with any additional Aphria Shares acquired after the date hereof pursuant to the Aphria Options, Aphria RSUs, Aphria DSUs and Aphria Warrants, the “Subject Shares”);

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement, Tilray has required the Shareholders to execute and deliver this Agreement and make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1               All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2
COVENANTS OF THE SHAREHOLDER

2.1               The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement;

1

(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing, other than as contemplated in the Arrangement Agreement;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Aphria’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Aphria in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Aphria in favour of the Arrangement Resolution;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Aphria Shareholders or the Tilray Resolutions by the Tilray Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any Dissent Rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Tilray would offer to acquire all the Aphria Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Tilray; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2               For greater certainty, any Aphria Shares or other securities of Aphria that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended) (the “Exchange Act”) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3               Notwithstanding any other provision of this Agreement, Tilray hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Aphria as a director or officer of Aphria and/or Aphria’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3
AGREEMENT TO VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION

3.1               The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Aphria Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of Aphria with respect to the Arrangement Resolution) (i) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Aphria Meeting in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Aphria in the Aphria Circular;

(e)	to appoint Tilray and any designee of Tilray, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Aphria Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Aphria Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2               The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3               For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Aphria, (c) any amendment to Aphria’s charter or organizational documents, (d) any material change in the capitalization of Aphria or Aphria’s corporate structure or in any material terms of any security of Aphria, or otherwise obligating Aphria to grant any security, or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1               The Shareholder represents, warrants and, where applicable, covenants to Tilray as follows, and acknowledges that Tilray is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Tilray against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Tilray or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Tilray, Aphria or any of their respective affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5
REPRESENTATIONS AND WARRANTIES OF TILRAY

5.1               Tilray represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Tilray has been duly formed and is validly existing under the laws of the State of Delaware, United States and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Tilray of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Tilray and no other corporate proceedings on the part of Tilray are necessary to authorize the execution and delivery by it of this Agreement or the completion by Tilray of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Tilray and constitutes the legal, valid and binding obligation of Tilray enforceable against it in accordance with its terms.

Article 6
TERMINATION

6.1               This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Aphria mutually agree to terminate this Agreement, or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms.

Article 7
DISCLOSURE

7.1               The Shareholder (i) consents to the details of this Agreement being set out in the Aphria Circular and the Tilray Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Aphria and Tilray of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Aphria or Tilray reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Aphria and Tilray any information either may reasonably require for the preparation of any such disclosure documents, including the Aphria Circular and the Tilray Proxy Statement and (iv) agrees to promptly notify Aphria and Tilray of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8
GENERAL

8.1               This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2               The Shareholder and Aphria shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3               This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4               Time shall be of the essence of this Agreement.

8.5               Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

1100 Maughan Road
Nanaimo, British Columbia

Attention:	Dara Redler
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

Attention:	Kathleen Keilty
Email:	kathleen.keilty@blakes.com

and to:

Cooley LLP

3175 Hanover Street
Palo Alto, CA 94304-1130

Attention:	Steve Tonsfeldt
Email:	stonsfeldt@cooley.com

(b)	if to Aphria:

1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9

Attention:	Christelle Gedeon, Chief Legal Officer
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas
25th Floor
New York, NY 10020

Attention:	Christopher P. Giordano / Jon Venick
Email:	christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to

DLA Piper (Canada) LLP
1 First Canadian Place, Suite 6000
100 King Street West, PO Box 367
Toronto, ON M5X 1E2
Attention:	Russel W. Drew
Email:	russel.drew@dlapiper.com

and to

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre
333 Bay Street, Suite 2400
Toronto, ON M5H 2T6

Attention:	Bradley Freelan / Alex Nikolic
Email:	bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

To the address set forth on Schedule A attached hereto,

or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6               This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7               Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8                If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9               This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

8.10             The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11             This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

TILRAY, INC.

By:	(Signed) Brendan Kennedy
	Name:	Brendan Kennedy
	Title:	Chief Executive Officer

(Signed) Carl Merton
Carl Merton

Exhibit A
LIST OF SHAREHOLDERS

and

OWNERSHIP OF APHRIA SUBJECT SHARES

Name and Address	Subject Shares beneficially owned	Registered Holder if different from beneficial owner	Total number of Subject Shares owned or controlled
Carl Merton [REDACTED]	Aphria Shares: [REDACTED] Aphria DSUs: [REDACTED] Aphria Options: [REDACTED] Aphria RSUs: [REDACTED]		Aphria Shares: [REDACTED] Aphria DSUs: [REDACTED] Aphria Options: [REDACTED] Aphria RSUs: [REDACTED]

1

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between TILRAY, INC., a corporation existing under the laws of the State of Delaware, (“Tilray”) and each of the shareholders listed on Exhibit A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, APHRIA INC., a corporation existing under the laws of the Province of Ontario, (“Aphria”) is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Tilray pursuant to which Tilray and Aphria will agree to effect a plan of arrangement whereby Tilray will acquire all of the issued and outstanding Aphria Shares (the “Plan of Arrangement”);

WHEREAS, at the Effective Time, the Shareholder shall beneficially own certain Aphria Shares, as described more particularly on Exhibit A hereto (together with any additional Aphria Shares acquired after the date hereof pursuant to the Aphria Options, Aphria RSUs, Aphria DSUs and Aphria Warrants, the “Subject Shares”);

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement, Tilray has required the Shareholders to execute and deliver this Agreement and make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1          All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2
COVENANTS OF THE SHAREHOLDER

2.1          The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement;

1

(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing, other than as contemplated in the Arrangement Agreement;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Aphria’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Aphria in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Aphria in favour of the Arrangement Resolution;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Aphria Shareholders or the Tilray Resolutions by the Tilray Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any Dissent Rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Tilray would offer to acquire all the Aphria Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Tilray; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2          For greater certainty, any Aphria Shares or other securities of Aphria that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended) (the “Exchange Act”) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3          Notwithstanding any other provision of this Agreement, Tilray hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Aphria as a director or officer of Aphria and/or Aphria’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3
AGREEMENT TO VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION

3.1          The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Aphria Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of Aphria with respect to the Arrangement Resolution) (i) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Aphria Meeting in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Aphria in the Aphria Circular;

(e)	to appoint Tilray and any designee of Tilray, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Aphria Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Aphria Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2          The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3          For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Aphria, (c) any amendment to Aphria’s charter or organizational documents, (d) any material change in the capitalization of Aphria or Aphria’s corporate structure or in any material terms of any security of Aphria, or otherwise obligating Aphria to grant any security, or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1          The Shareholder represents, warrants and, where applicable, covenants to Tilray as follows, and acknowledges that Tilray is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Tilray against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Tilray or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Tilray, Aphria or any of their respective affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5
REPRESENTATIONS AND WARRANTIES OF TILRAY

5.1          Tilray represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Tilray has been duly formed and is validly existing under the laws of the State of Delaware, United States and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Tilray of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Tilray and no other corporate proceedings on the part of Tilray are necessary to authorize the execution and delivery by it of this Agreement or the completion by Tilray of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Tilray and constitutes the legal, valid and binding obligation of Tilray enforceable against it in accordance with its terms.

Article 6
TERMINATION

6.1          This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Aphria mutually agree to terminate this Agreement, or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms.

Article 7
DISCLOSURE

7.1          The Shareholder (i) consents to the details of this Agreement being set out in the Aphria Circular and the Tilray Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Aphria and Tilray of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Aphria or Tilray reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Aphria and Tilray any information either may reasonably require for the preparation of any such disclosure documents, including the Aphria Circular and the Tilray Proxy Statement and (iv) agrees to promptly notify Aphria and Tilray of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8
GENERAL

8.1          This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2          The Shareholder and Aphria shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3          This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4          Time shall be of the essence of this Agreement.

8.5          Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

1100 Maughan Road
Nanaimo, British Columbia

Attention:	Dara Redler
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

Attention:	Kathleen Keilty
Email:	kathleen.keilty@blakes.com

and to:

Cooley LLP

3175 Hanover Street
Palo Alto, CA 94304-1130

Attention:	Steve Tonsfeldt
Email:	stonsfeldt@cooley.com

(b)	if to Aphria:

1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9

Attention:	Christelle Gedeon, Chief Legal Officer
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

25th Floor

New York, NY 10020

Attention:	Christopher P. Giordano / Jon Venick
Email:	christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000

100 King Street West, PO Box 367

Toronto, ON M5X 1E2

Attention:	Russel W. Drew
Email:	russel.drew@dlapiper.com

and to

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre

333 Bay Street, Suite 2400

Toronto, ON M5H 2T6

Attention:	Bradley Freelan / Alex Nikolic
Email:	bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

To the address set forth on Schedule A attached hereto,

or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6           This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7          Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8          If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9          This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

8.10          The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

TILRAY, INC.

By:	(Signed) Brendan Kennedy
Name: Brendan Kennedy Title: Chief Executive Officer

(Signed) Renah Persofsky
Renah Persofsky

Exhibit A

LIST OF SHAREHOLDERS

and

OWNERSHIP OF APHRIA SUBJECT SHARES

Name and Address	Subject Shares beneficially owned	Registered Holder if different from beneficial owner	Total number of Subject Shares owned or controlled
Renah Persofsky [REDACTED]	Aphria Shares: [REDACTED] Aphria DSUs: [REDACTED] Aphria Options: [REDACTED] Aphria RSUs: [REDACTED]		Aphria Shares: [REDACTED] Aphria DSUs: [REDACTED] Aphria Options: [REDACTED] Aphria RSUs: [REDACTED]

1

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between TILRAY, INC., a corporation existing under the laws of the State of Delaware, (“Tilray”) and each of the shareholders listed on Exhibit A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, APHRIA INC., a corporation existing under the laws of the Province of Ontario, (“Aphria”) is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Tilray pursuant to which Tilray and Aphria will agree to effect a plan of arrangement whereby Tilray will acquire all of the issued and outstanding Aphria Shares (the “Plan of Arrangement”);

WHEREAS, at the Effective Time, the Shareholder shall beneficially own certain Aphria Shares, as described more particularly on Exhibit A hereto (together with any additional Aphria Shares acquired after the date hereof pursuant to the Aphria Options, Aphria RSUs, Aphria DSUs and Aphria Warrants, the “Subject Shares”);

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement, Tilray has required the Shareholders to execute and deliver this Agreement and make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1               All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2
COVENANTS OF THE SHAREHOLDER

2.1               The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement;

1

(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing, other than as contemplated in the Arrangement Agreement;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Aphria’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Aphria in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Aphria in favour of the Arrangement Resolution;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Aphria Shareholders or the Tilray Resolutions by the Tilray Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any Dissent Rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Tilray would offer to acquire all the Aphria Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Tilray; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2               For greater certainty, any Aphria Shares or other securities of Aphria that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended) (the “Exchange Act”) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3               Notwithstanding any other provision of this Agreement, Tilray hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Aphria as a director or officer of Aphria and/or Aphria’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3
AGREEMENT TO VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION

3.1               The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Aphria Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of Aphria with respect to the Arrangement Resolution) (i) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Aphria Meeting in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Aphria in the Aphria Circular;

(e)	to appoint Tilray and any designee of Tilray, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Aphria Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Aphria Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2               The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3               For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Aphria, (c) any amendment to Aphria’s charter or organizational documents, (d) any material change in the capitalization of Aphria or Aphria’s corporate structure or in any material terms of any security of Aphria, or otherwise obligating Aphria to grant any security, or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1               The Shareholder represents, warrants and, where applicable, covenants to Tilray as follows, and acknowledges that Tilray is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Tilray against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Tilray or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Tilray, Aphria or any of their respective affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5
REPRESENTATIONS AND WARRANTIES OF TILRAY

5.1               Tilray represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Tilray has been duly formed and is validly existing under the laws of the State of Delaware, United States and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Tilray of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Tilray and no other corporate proceedings on the part of Tilray are necessary to authorize the execution and delivery by it of this Agreement or the completion by Tilray of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Tilray and constitutes the legal, valid and binding obligation of Tilray enforceable against it in accordance with its terms.

Article 6
TERMINATION

6.1               This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Aphria mutually agree to terminate this Agreement, or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms.

Article 7
DISCLOSURE

7.1               The Shareholder (i) consents to the details of this Agreement being set out in the Aphria Circular and the Tilray Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Aphria and Tilray of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Aphria or Tilray reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Aphria and Tilray any information either may reasonably require for the preparation of any such disclosure documents, including the Aphria Circular and the Tilray Proxy Statement and (iv) agrees to promptly notify Aphria and Tilray of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8
GENERAL

8.1               This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2               The Shareholder and Aphria shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3               This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4               Time shall be of the essence of this Agreement.

8.5               Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

1100 Maughan Road
Nanaimo, British Columbia

	Attention:	Dara Redler
	Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

	Attention:	Kathleen Keilty
	Email:	kathleen.keilty@blakes.com

and to:

Cooley LLP

3175 Hanover Street
Palo Alto, CA 94304-1130

	Attention:	Steve Tonsfeldt
	Email:	stonsfeldt@cooley.com

(b)	if to Aphria:

1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9

	Attention:	Christelle Gedeon, Chief Legal Officer
	Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas
25th Floor
New York, NY 10020

	Attention:	Christopher P. Giordano / Jon Venick
	Email:	christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000
100 King Street West, PO Box 367
Toronto, ON M5X 1E2

	Attention:	Russel W. Drew
	Email:	russel.drew@dlapiper.com

and to

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre
333 Bay Street, Suite 2400
Toronto, ON M5H 2T6

	Attention:	Bradley Freelan / Alex Nikolic
	Email:	bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

To the address set forth on Schedule A attached hereto,

or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6               This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7               Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8               If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9               This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

8.10           The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11           This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

TILRAY, INC.

By:	(Signed) Brendan Kennedy
	Name:	Brendan Kennedy
	Title:	Chief Executive Officer

(Signed) Walter Robb
Walter Robb

Exhibit A
LIST OF SHAREHOLDERS

and

OWNERSHIP OF APHRIA SUBJECT SHARES

Name and Address	Subject Shares beneficially owned	Registered Holder if different from beneficial owner	Total number of Subject Shares owned or controlled
Walter Robb [REDACTED]	Aphria Shares: [REDACTED] Aphria DSUs: [REDACTED]		Aphria Shares: [REDACTED] Aphria DSUs: [REDACTED]

1

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between TILRAY, INC., a corporation existing under the laws of the State of Delaware, (“Tilray”) and each of the shareholders listed on Exhibit A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, APHRIA INC., a corporation existing under the laws of the Province of Ontario, (“Aphria”) is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Tilray pursuant to which Tilray and Aphria will agree to effect a plan of arrangement whereby Tilray will acquire all of the issued and outstanding Aphria Shares (the “Plan of Arrangement”);

WHEREAS, at the Effective Time, the Shareholder shall beneficially own certain Aphria Shares, as described more particularly on Exhibit A hereto (together with any additional Aphria Shares acquired after the date hereof pursuant to the Aphria Options, Aphria RSUs, Aphria DSUs and Aphria Warrants, the “Subject Shares”);

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement, Tilray has required the Shareholders to execute and deliver this Agreement and make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1               All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2
COVENANTS OF THE SHAREHOLDER

2.1               The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement;

1

(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing, other than as contemplated in the Arrangement Agreement;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Aphria’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Aphria in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Aphria in favour of the Arrangement Resolution;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Aphria Shareholders or the Tilray Resolutions by the Tilray Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any Dissent Rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Tilray would offer to acquire all the Aphria Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Tilray; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2               For greater certainty, any Aphria Shares or other securities of Aphria that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended) (the “Exchange Act”) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3               Notwithstanding any other provision of this Agreement, Tilray hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Aphria as a director or officer of Aphria and/or Aphria’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3
AGREEMENT TO VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION

3.1               The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Aphria Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of Aphria with respect to the Arrangement Resolution) (i) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Shareholder shall deliver or cause to be delivered to Tilray a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Aphria Meeting in favour of the Arrangement Resolution and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Aphria in the Aphria Circular;

(e)	to appoint Tilray and any designee of Tilray, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Aphria Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Aphria Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2               The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3               For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Aphria, (c) any amendment to Aphria’s charter or organizational documents, (d) any material change in the capitalization of Aphria or Aphria’s corporate structure or in any material terms of any security of Aphria, or otherwise obligating Aphria to grant any security, or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1               The Shareholder represents, warrants and, where applicable, covenants to Tilray as follows, and acknowledges that Tilray is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Tilray against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Tilray or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Tilray, Aphria or any of their respective affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5
REPRESENTATIONS AND WARRANTIES OF TILRAY

5.1               Tilray represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Tilray has been duly formed and is validly existing under the laws of the State of Delaware, United States and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Tilray of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Tilray and no other corporate proceedings on the part of Tilray are necessary to authorize the execution and delivery by it of this Agreement or the completion by Tilray of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Tilray and constitutes the legal, valid and binding obligation of Tilray enforceable against it in accordance with its terms.

Article 6
TERMINATION

6.1               This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Aphria mutually agree to terminate this Agreement, or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms.

Article 7
DISCLOSURE

7.1               The Shareholder (i) consents to the details of this Agreement being set out in the Aphria Circular and the Tilray Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Aphria and Tilray of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Aphria or Tilray reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Aphria and Tilray any information either may reasonably require for the preparation of any such disclosure documents, including the Aphria Circular and the Tilray Proxy Statement and (iv) agrees to promptly notify Aphria and Tilray of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8
GENERAL

8.1               This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2               The Shareholder and Aphria shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3               This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4               Time shall be of the essence of this Agreement.

8.5               Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

Attention:	Dara Redler
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3
Attention:	Kathleen Keilty
Email:	kathleen.keilty@blakes.com

and to:

Cooley LLP

3175 Hanover Street
Palo Alto, CA 94304-1130
Attention:	Steve Tonsfeldt
Email:	stonsfeldt@cooley.com

(b)	if to Aphria:

1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9
Attention:	Christelle Gedeon, Chief Legal Officer
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas
25th Floor
New York, NY 10020
Attention:	Christopher P. Giordano / Jon Venick
Email:	christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000
100 King Street West, PO Box 367
Toronto, ON M5X 1E2
Attention:	Russel W. Drew
Email:	russel.drew@dlapiper.com

and to

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre
333 Bay Street, Suite 2400
Toronto, ON M5H 2T6
Attention:	Bradley Freelan / Alex Nikolic
Email:	bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

           To the address set forth on Schedule A attached hereto.

or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6               This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7               Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8               If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9               This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

8.10           The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11           This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

TILRAY, INC.

By:	(Signed) Brendan Kennedy
Name: Brendan Kennedy
Title: Chief Executive Officer

(Signed) Irwin Simon
Irwin Simon

Exhibit A
LIST OF SHAREHOLDERS

and

OWNERSHIP OF APHRIA SUBJECT SHARES

Name and Address	Subject Shares beneficially owned	Registered Holder if different from beneficial owner	Total number of Subject Shares owned or controlled
Irwin Simon [REDACTED]	Aphria Options: [REDACTED] Aphria RSUs: [REDACTED]		Aphria Options: [REDACTED] Aphria RSUs: [REDACTED]

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